SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                )*
STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
86272T106
(CUSIP Number)
J. Bryant Kirkland III
Vice President & Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 8, 2009
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person VECTOR GROUP LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,333,526

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,333,526

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,333,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1.	Security and Issuer.
          This Schedule relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Strategic Hotels & Resorts, Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is 200 West Madison Street, Suite 1700, Chicago, IL 60606, (312) 658-5000.

ITEM 2.	Identity and Background.
          (a) This Schedule is being filed by Vector Group Ltd. (“Vector” or the “Reporting Person”), a Delaware corporation, which beneficially owns 5,333,526 shares of Common Stock of the Company (the “Securities”), or approximately 7.1% of the outstanding shares of the Common Stock of the Company, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).
          (b),(c) Vector is a public company, with its common stock traded on the New York Stock Exchange (NYSE:VGR), which is a holding company for a number of businesses. It is engaged principally in:
•	the manufacture and sale of cigarettes in the United States through its subsidiary Liggett Group LLC,

•	the development of reduced risk cigarette products through its subsidiary Vector Tobacco Inc., and

•	the real estate business through its subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley LLC owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.
          A list of directors and executive officers of Vector is attached hereto as Exhibit A. The principal business address and the principal office address of Vector and, except as otherwise indicated, its directors and executive officers, is 100 S.E. Second Street, Miami, Florida 33131.
          (d),(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) To the knowledge of the Reporting Person, each of the persons named in Exhibit A is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.
          The aggregate purchase price for the Securities acquired by Vector was approximately $7,137,265, excluding commissions.

ITEM 4.	Purpose of Transactions.
          The Reporting Person has acquired the Securities because, in its opinion, such Securities represented an attractive investment. The Securities were also acquired with a view towards the Reporting Person influencing material business decisions relating to the future of the Company. The Reporting Person will monitor developments at the Company on a continuing basis, and may communicate with members of management of the Company, with other shareholders or potential shareholders of the Company, and/or with current lenders or potential lenders, concerning matters relating to the Company.
          The Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that the Reporting Person now owns or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities.
          Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
          The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

ITEM 5.	Interest in Securities of the Issuer.
          (a) As of the date hereof, the Reporting Person beneficially owns 5,333,526 shares of Common Stock of the Company, which constituted approximately 7.1% of the 75,174,335 shares of Common Stock of the Company outstanding as of May 6, 2009 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009). To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person.
          (b) With respect to the 5,333,526 shares of Common Stock acquired by Vector, Vector exercises both sole voting power and sole dispositive power. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to exercise voting power and dispositive power with respect to such shares.
          (c) Between June 2, 2009 and July 8, 2009, Vector purchased in open market transactions on the New York Stock Exchange 5,333,526 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. Neither the Reporting Person has nor, to the knowledge of the Reporting Person, has any of its directors and executive officers, effected any other transactions in the Common Stock of the Company in the past 60 days.
          (d) No person other than Vector has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
          (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Not applicable.

ITEM 7.	Material to be Filed as Exhibits.
          The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:	Executive Officers and Directors of the Reporting Person.

Exhibit B:	Transactions in the Common Stock in the past 60 days.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:           July 20, 2009

VECTOR GROUP LTD.
By:	/s/ J. Bryant Kirkland III
Name:	J. Bryant Kirkland III
Title:	Vice President, Treasurer and Chief Financial Officer

EXHIBIT A
EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON
     The names, present principal occupations or employment and business addresses of the executive officers and directors of the Reporting Person are set forth below. If no address is given, the executive officer’s or director’s business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person.

Name	Present Principal Occupation or Employment; Business Address
Howard M. Lorber	Director; President and Chief Executive Officer

Richard J. Lampen	Executive Vice President

J. Bryant Kirkland III	Vice President, Treasurer and Chief Financial Officer

Marc N. Bell	Vice President, Secretary and General Counsel

Ronald J. Bernstein	Director; President and Chief Executive Officer of Liggett Vector Brands Inc. and Liggett Group LLC

Bennett S. LeBow	Director; Chairman of the Board and Private Investor

Henry C. Beinstein	Director; Partner, Gagnon Securities LLC, 1370 Avenue of the Americas, New York, NY 10019

Robert J. Eide	Director; Chairman and Chief Executive Officer, Aegis Capital Corp., 810 Seventh Avenue, New York, NY 10019

Jeffrey S. Podell	Director; Chairman of the Board and President, Newsote, Inc., 173 Doral Court, Roslyn, NY 11576

Jean E. Sharpe	Director; Private Investor, 350 Cherry Street, Bedford Hills, NY 10507

EXHIBIT B
TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

		No. of Shares	Price Per
Name	Date	Purchased	Share (1)
Vector Group Ltd.	6/2/2009	400	1.1750
Vector Group Ltd.	6/2/2009	18,389	1.1800
Vector Group Ltd.	6/2/2009	700	1.1825
Vector Group Ltd.	6/2/2009	1,800	1.1830
Vector Group Ltd.	6/2/2009	19,400	1.1850
Vector Group Ltd.	6/2/2009	10,411	1.1900
Vector Group Ltd.	6/2/2009	700	1.1950
Vector Group Ltd.	6/2/2009	31,837	1.2000
Vector Group Ltd.	6/2/2009	300	1.2330
Vector Group Ltd.	6/2/2009	300	1.2400
Vector Group Ltd.	6/2/2009	100	1.2450
Vector Group Ltd.	6/2/2009	52,439	1.2500
Vector Group Ltd.	6/2/2009	28,700	1.2900
Vector Group Ltd.	6/2/2009	2,900	1.2925
Vector Group Ltd.	6/2/2009	700	1.2930
Vector Group Ltd.	6/2/2009	2,200	1.2950
Vector Group Ltd.	6/2/2009	1,300	1.2999
Vector Group Ltd.	6/2/2009	34,200	1.3000
Vector Group Ltd.	6/2/2009	52,000	1.3100
Vector Group Ltd.	6/2/2009	800	1.3130
Vector Group Ltd.	6/2/2009	2,600	1.3150
Vector Group Ltd.	6/2/2009	100	1.3199
Vector Group Ltd.	6/2/2009	59,270	1.3200
Vector Group Ltd.	6/2/2009	3,454	1.3300

Vector Group Ltd.	6/3/2009	200	1.2300
Vector Group Ltd.	6/3/2009	1,485	1.2350
Vector Group Ltd.	6/3/2009	76,900	1.2400
Vector Group Ltd.	6/3/2009	1,000	1.2410
Vector Group Ltd.	6/3/2009	12,600	1.2450
Vector Group Ltd.	6/3/2009	200	1.2499
Vector Group Ltd.	6/3/2009	28,795	1.2500
Vector Group Ltd.	6/3/2009	100	1.2599
Vector Group Ltd.	6/3/2009	45,146	1.2600
Vector Group Ltd.	6/3/2009	800	1.2699
Vector Group Ltd.	6/3/2009	18,720	1.2700
Vector Group Ltd.	6/3/2009	1,300	1.2799
Vector Group Ltd.	6/3/2009	16,800	1.2800
Vector Group Ltd.	6/3/2009	1,300	1.2900
Vector Group Ltd.	6/3/2009	10,254	1.3000
Vector Group Ltd.	6/3/2009	4,900	1.3100
Vector Group Ltd.	6/3/2009	4,600	1.3400
Vector Group Ltd.	6/3/2009	22,545	1.3500
Vector Group Ltd.	6/3/2009	1,000	1.3510
Vector Group Ltd.	6/3/2009	1,000	1.3525
Vector Group Ltd.	6/3/2009	400	1.3550
Vector Group Ltd.	6/3/2009	100	1.3599

		No. of Shares	Price Per
Name	Date	Purchased	Share (1)
Vector Group Ltd.	6/3/2009	30,255	1.3600
Vector Group Ltd.	6/3/2009	100	1.3625
Vector Group Ltd.	6/3/2009	2,700	1.3650
Vector Group Ltd.	6/3/2009	1,700	1.3699
Vector Group Ltd.	6/3/2009	11,800	1.3700
Vector Group Ltd.	6/3/2009	700	1.3750
Vector Group Ltd.	6/3/2009	2,600	1.3800

Vector Group Ltd.	6/4/2009	600	1.3000
Vector Group Ltd.	6/4/2009	100	1.3099
Vector Group Ltd.	6/4/2009	3,000	1.3100
Vector Group Ltd.	6/4/2009	2,500	1.3200
Vector Group Ltd.	6/4/2009	2,324	1.3300
Vector Group Ltd.	6/4/2009	700	1.3399
Vector Group Ltd.	6/4/2009	6,000	1.3400
Vector Group Ltd.	6/4/2009	1,300	1.3499
Vector Group Ltd.	6/4/2009	38,174	1.3500
Vector Group Ltd.	6/4/2009	16,302	1.3600
Vector Group Ltd.	6/4/2009	100	1.3699
Vector Group Ltd.	6/4/2009	26,500	1.3700
Vector Group Ltd.	6/4/2009	200	1.3798
Vector Group Ltd.	6/4/2009	200	1.3799
Vector Group Ltd.	6/4/2009	32,400	1.3800
Vector Group Ltd.	6/4/2009	1,000	1.3825
Vector Group Ltd.	6/4/2009	8,000	1.3850
Vector Group Ltd.	6/4/2009	11,000	1.3900
Vector Group Ltd.	6/4/2009	8,400	1.4000
Vector Group Ltd.	6/4/2009	13,750	1.4100
Vector Group Ltd.	6/4/2009	200	1.4125
Vector Group Ltd.	6/4/2009	4,300	1.4150
Vector Group Ltd.	6/4/2009	100	1.4199
Vector Group Ltd.	6/4/2009	52,050	1.4200
Vector Group Ltd.	6/4/2009	1,000	1.4210
Vector Group Ltd.	6/4/2009	1,000	1.4225
Vector Group Ltd.	6/4/2009	1,000	1.4230
Vector Group Ltd.	6/4/2009	7,000	1.4250
Vector Group Ltd.	6/4/2009	1,500	1.4300
Vector Group Ltd.	6/4/2009	100	1.4350
Vector Group Ltd.	6/4/2009	5,300	1.4400
Vector Group Ltd.	6/4/2009	16,700	1.4500
Vector Group Ltd.	6/4/2009	400	1.4599
Vector Group Ltd.	6/4/2009	4,200	1.4600
Vector Group Ltd.	6/4/2009	32,600	1.4700
Vector Group Ltd.	6/4/2009	500	1.4900
Vector Group Ltd.	6/4/2009	38,958	1.5000
Vector Group Ltd.	6/4/2009	15,442	1.5100
Vector Group Ltd.	6/4/2009	28,800	1.5200
Vector Group Ltd.	6/4/2009	200	1.5600
Vector Group Ltd.	6/4/2009	1,100	1.5700

Vector Group Ltd.	6/5/2009	5,000	1.5200
Vector Group Ltd.	6/5/2009	8,400	1.5225

		No. of Shares	Price Per
Name	Date	Purchased	Share (1)
Vector Group Ltd.	6/5/2009	4,600	1.5230
Vector Group Ltd.	6/5/2009	2,000	1.5250
Vector Group Ltd.	6/5/2009	6,930	1.5300
Vector Group Ltd.	6/5/2009	1,000	1.5310
Vector Group Ltd.	6/5/2009	200	1.5325
Vector Group Ltd.	6/5/2009	200	1.5330
Vector Group Ltd.	6/5/2009	7,430	1.5350
Vector Group Ltd.	6/5/2009	10,000	1.5400
Vector Group Ltd.	6/5/2009	1,400	1.5425
Vector Group Ltd.	6/5/2009	5,770	1.5450
Vector Group Ltd.	6/5/2009	200	1.5498
Vector Group Ltd.	6/5/2009	2,300	1.5499
Vector Group Ltd.	6/5/2009	94,450	1.5500
Vector Group Ltd.	6/5/2009	300	1.5510
Vector Group Ltd.	6/5/2009	2,200	1.5550
Vector Group Ltd.	6/5/2009	6,300	1.5599
Vector Group Ltd.	6/5/2009	124,220	1.5600
Vector Group Ltd.	6/5/2009	1,200	1.5650
Vector Group Ltd.	6/5/2009	750	1.5699
Vector Group Ltd.	6/5/2009	30,704	1.5700
Vector Group Ltd.	6/5/2009	3,800	1.5710
Vector Group Ltd.	6/5/2009	9,900	1.5725
Vector Group Ltd.	6/5/2009	29,100	1.5730
Vector Group Ltd.	6/5/2009	27,811	1.5750
Vector Group Ltd.	6/5/2009	33,385	1.5800
Vector Group Ltd.	6/5/2009	20,800	1.5900
Vector Group Ltd.	6/5/2009	500	1.5910
Vector Group Ltd.	6/5/2009	850	1.5925
Vector Group Ltd.	6/5/2009	500	1.5930
Vector Group Ltd.	6/5/2009	7,700	1.5950
Vector Group Ltd.	6/5/2009	100	1.6000

Vector Group Ltd.	6/8/2009	400	1.4200
Vector Group Ltd.	6/8/2009	1,115	1.4300
Vector Group Ltd.	6/8/2009	100	1.4398
Vector Group Ltd.	6/8/2009	27	1.4400
Vector Group Ltd.	6/8/2009	2,200	1.4500
Vector Group Ltd.	6/8/2009	14,600	1.4700
Vector Group Ltd.	6/8/2009	24,200	1.4800
Vector Group Ltd.	6/8/2009	12,100	1.4900
Vector Group Ltd.	6/8/2009	12,500	1.4950
Vector Group Ltd.	6/8/2009	3,500	1.4999
Vector Group Ltd.	6/8/2009	27,256	1.5000
Vector Group Ltd.	6/8/2009	2,286	1.5099
Vector Group Ltd.	6/8/2009	16,014	1.5100
Vector Group Ltd.	6/8/2009	900	1.5199
Vector Group Ltd.	6/8/2009	12,973	1.5200
Vector Group Ltd.	6/8/2009	2,300	1.5299
Vector Group Ltd.	6/8/2009	23,344	1.5300
Vector Group Ltd.	6/8/2009	600	1.5399
Vector Group Ltd.	6/8/2009	8,185	1.5400
Vector Group Ltd.	6/8/2009	200	1.5499

		No. of Shares	Price Per
Name	Date	Purchased	Share (1)
Vector Group Ltd.	6/8/2009	13,300	1.5500
Vector Group Ltd.	6/8/2009	5,800	1.5600
Vector Group Ltd.	6/8/2009	9,900	1.5700
Vector Group Ltd.	6/8/2009	4,000	1.5800
Vector Group Ltd.	6/8/2009	2,200	1.5900

Vector Group Ltd.	6/9/2009	200	1.5400
Vector Group Ltd.	6/9/2009	1,000	1.5450
Vector Group Ltd.	6/9/2009	700	1.5499
Vector Group Ltd.	6/9/2009	29,257	1.5500
Vector Group Ltd.	6/9/2009	9,984	1.5600
Vector Group Ltd.	6/9/2009	1,000	1.5699
Vector Group Ltd.	6/9/2009	28,059	1.5700
Vector Group Ltd.	6/9/2009	500	1.5799
Vector Group Ltd.	6/9/2009	20,100	1.5800
Vector Group Ltd.	6/9/2009	26,400	1.5900
Vector Group Ltd.	6/9/2009	31,307	1.6000
Vector Group Ltd.	6/9/2009	800	1.6099
Vector Group Ltd.	6/9/2009	17,937	1.6100
Vector Group Ltd.	6/9/2009	7,100	1.6200
Vector Group Ltd.	6/9/2009	2,300	1.6300
Vector Group Ltd.	6/9/2009	9,800	1.6400
Vector Group Ltd.	6/9/2009	11,556	1.6500
Vector Group Ltd.	6/9/2009	10,400	1.6600
Vector Group Ltd.	6/9/2009	300	1.6699
Vector Group Ltd.	6/9/2009	11,933	1.6700
Vector Group Ltd.	6/9/2009	600	1.6799
Vector Group Ltd.	6/9/2009	43,027	1.6800
Vector Group Ltd.	6/9/2009	100	1.6899
Vector Group Ltd.	6/9/2009	67,616	1.6900
Vector Group Ltd.	6/9/2009	200	1.6999
Vector Group Ltd.	6/9/2009	12,900	1.7000
Vector Group Ltd.	6/9/2009	4,524	1.7100
Vector Group Ltd.	6/9/2009	400	1.7200

Vector Group Ltd.	6/10/2009	2,000	1.5600
Vector Group Ltd.	6/10/2009	1,400	1.5750
Vector Group Ltd.	6/10/2009	16,720	1.5800
Vector Group Ltd.	6/10/2009	400	1.5810
Vector Group Ltd.	6/10/2009	7,900	1.5850
Vector Group Ltd.	6/10/2009	18,478	1.5900
Vector Group Ltd.	6/10/2009	100	1.5910
Vector Group Ltd.	6/10/2009	200	1.5925
Vector Group Ltd.	6/10/2009	4,902	1.5950
Vector Group Ltd.	6/10/2009	29,600	1.6000
Vector Group Ltd.	6/10/2009	4,873	1.6050
Vector Group Ltd.	6/10/2009	16,501	1.6100
Vector Group Ltd.	6/10/2009	100	1.6110
Vector Group Ltd.	6/10/2009	3,539	1.6125
Vector Group Ltd.	6/10/2009	5,887	1.6150
Vector Group Ltd.	6/10/2009	3,300	1.6199
Vector Group Ltd.	6/10/2009	108,135	1.6200

		No. of Shares	Price Per
Name	Date	Purchased	Share (1)
Vector Group Ltd.	6/10/2009	100	1.6299
Vector Group Ltd.	6/10/2009	31,400	1.6300
Vector Group Ltd.	6/10/2009	400	1.6398
Vector Group Ltd.	6/10/2009	8,665	1.6400
Vector Group Ltd.	6/10/2009	100	1.6450
Vector Group Ltd.	6/10/2009	30,100	1.6500
Vector Group Ltd.	6/10/2009	7,000	1.6600
Vector Group Ltd.	6/10/2009	800	1.6700
Vector Group Ltd.	6/10/2009	1,300	1.6800
Vector Group Ltd.	6/10/2009	5,300	1.7000
Vector Group Ltd.	6/10/2009	2,769	1.7100
Vector Group Ltd.	6/10/2009	931	1.7200
Vector Group Ltd.	6/10/2009	3,900	1.7300
Vector Group Ltd.	6/10/2009	1,200	1.7350
Vector Group Ltd.	6/10/2009	200	1.7398
Vector Group Ltd.	6/10/2009	6,800	1.7400

Vector Group Ltd.	6/11/2009	200	1.5650
Vector Group Ltd.	6/11/2009	6,000	1.5700
Vector Group Ltd.	6/11/2009	1,700	1.5750
Vector Group Ltd.	6/11/2009	18,940	1.5800
Vector Group Ltd.	6/11/2009	200	1.5810
Vector Group Ltd.	6/11/2009	13,400	1.5850
Vector Group Ltd.	6/11/2009	29,605	1.5900
Vector Group Ltd.	6/11/2009	100	1.5925
Vector Group Ltd.	6/11/2009	200	1.5930
Vector Group Ltd.	6/11/2009	555	1.5950
Vector Group Ltd.	6/11/2009	2,445	1.5999
Vector Group Ltd.	6/11/2009	43,555	1.6000
Vector Group Ltd.	6/11/2009	2,200	1.6010
Vector Group Ltd.	6/11/2009	3,000	1.6025
Vector Group Ltd.	6/11/2009	3,000	1.6030
Vector Group Ltd.	6/11/2009	10,900	1.6050
Vector Group Ltd.	6/11/2009	16,131	1.6100
Vector Group Ltd.	6/11/2009	1,000	1.6110
Vector Group Ltd.	6/11/2009	400	1.6120
Vector Group Ltd.	6/11/2009	1,099	1.6125
Vector Group Ltd.	6/11/2009	1,300	1.6130
Vector Group Ltd.	6/11/2009	10,070	1.6150
Vector Group Ltd.	6/11/2009	6,742	1.6200
Vector Group Ltd.	6/11/2009	300	1.6210
Vector Group Ltd.	6/11/2009	1,900	1.6225
Vector Group Ltd.	6/11/2009	3,700	1.6250
Vector Group Ltd.	6/11/2009	8,358	1.6300
Vector Group Ltd.	6/11/2009	1,600	1.6310
Vector Group Ltd.	6/11/2009	600	1.6325
Vector Group Ltd.	6/11/2009	2,300	1.6330
Vector Group Ltd.	6/11/2009	55,400	1.6350
Vector Group Ltd.	6/11/2009	3,100	1.6400

Vector Group Ltd.	6/12/2009	1,526	1.5100
Vector Group Ltd.	6/12/2009	2,000	1.5150

		No. of Shares	Price Per
Name	Date	Purchased	Share (1)
Vector Group Ltd.	6/12/2009	1,500	1.5200
Vector Group Ltd.	6/12/2009	200	1.5225
Vector Group Ltd.	6/12/2009	4,209	1.5300
Vector Group Ltd.	6/12/2009	1,100	1.5325
Vector Group Ltd.	6/12/2009	3,274	1.5350
Vector Group Ltd.	6/12/2009	1,600	1.5400
Vector Group Ltd.	6/12/2009	100	1.5450
Vector Group Ltd.	6/12/2009	1,054,807	1.5500
Vector Group Ltd.	6/12/2009	21,210	1.5550
Vector Group Ltd.	6/12/2009	4,709	1.5600
Vector Group Ltd.	6/12/2009	100	1.5650
Vector Group Ltd.	6/12/2009	200	1.5699
Vector Group Ltd.	6/12/2009	1,691	1.5700
Vector Group Ltd.	6/12/2009	300	1.5800

Vector Group Ltd.	7/8/2009	1,650,000	0.9600

(1)	Excludes brokerage commissions.